Exhibit 22.1

List of Guarantor and Issuer Subsidiaries

The following entities, as of March 31, 2021, were guarantors of the 5.500% senior notes due 2026, 6.000% senior notes due 2027, 5.875% senior notes due 2028, and 4.500% senior notes due 2029, each issued by Sunoco LP and Sunoco Finance Corp.

Name of Entity	Jurisdiction of Organization or Formation	SUN Notes
Aloha Petroleum LLC	Delaware	Guarantor
Aloha Petroleum, Ltd.	Hawaii	Guarantor
Sunmarks, LLC	Delaware	Guarantor
Sunoco Caddo LLC	Delaware	Guarantor
Sunoco Finance Corp.	Delaware	Co-Issuer
Sunoco, LLC	Delaware	Guarantor
Sunoco NLR LLC	Delaware	Guarantor
Sunoco Property Company LLC	Delaware	Guarantor
Sunoco Refined Products LLC	Delaware	Guarantor
Sunoco Retail LLC	Pennsylvania	Guarantor